June 12, 2007

This is a cover letter keying my responses to your request for Grant Hayward, Inc, Filed May 16, 2007, File No.000-32759.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also understand that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Under Item 301(a)(1)(i) of Regulation S-B I need to state the specific date of the transactions and whether or not the former accountant resigned, declined to stand for re-election or was dismissed.

Pursuant to Item 301(a)(1)(i) of Regulation S-B we are required to note that Braverman International, P.C. resigned due to partner rotation rules on March 19, 2007. On March 23, 2007 the company’s directors approved the decision to retain DeJoya Griffith & Company, whom were retained as of said date. Pursuant to an approval by the Board of Directors, DeJoya Griffith & Company were dismissed as the Company’s Auditors on May 7, 2007, there being no conflicts between the parties.

2.
Under Item 304(a)(1)(ii) of Regulation S-B is need to disclose whether the audit reports of Braverman International, P.C., and DeJoya Griffith & Company on the financial statements for either of the past two years preceding termination contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. This would include disclosure or uncertainty regarding the ability to continue as a going concern in the accountant’s reports.

Pursuant to Item 304(a)(1)(ii) of Regulation S-B, the President of the Company has reviewed the audit reports of both Braverman International, P.C. for the years 2004 & 2005, and the audit report of DeJoya Griffith & Co for the year 2006, the only year they audited the Company. Braverman International, P.C. reported both in years 2004 and 2005 that the position of the company as a development stage company with limited operations created substantial doubt as to the ability of the Company to continue operations. These reports had no impact on the relationship between Braverman International, P.C. and the issuer. There were no adverse opinions reported by DeJoya Griffith & Company in their audit reports in 2006, the only year of their engagement.

3.
Under Item 304(a)(1)(iv)(A) of Regulation S-B, where it requires the issuer to disclose whether during the two most fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused them to make reference to the subject matter of the disagreements in connection with their reports. Please provide this information for DeJoya Griffith & Company from the date of engagement through the date of resignation, declination or dismissal.

Pursuant to Item 304(a)(10(iv)(A) of Regulation S-B there were no disagreements, resolved or not, with either Braverman International, P.C., nor DeJoya Griffith and Company, resolved or not, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which have caused either to make reference to subject matter of the disagreements in connection with their reports during anytime of their engagement.

4.	Disclose the date you engaged DeJoya Griffith & Company

March 23, 2007

We hope you will find this to be a sufficient response to your request.

Sincerely,

/s/ Kevin Ericksteen
Kevin Ericksteen
President, Grant Hayward, Inc.